Exhibit 99.2

Materialise to Hold Extraordinary Shareholders’ Meeting on November 14, 2025

LEUVEN, Belgium, October 30, 2025 (GLOBE NEWSWIRE) -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and sophisticated 3D printing solutions, today announced that it will host an Extraordinary Shareholders’ Meeting on Friday, November 14, 2025, at 17:00 CET.

The Extraordinary Shareholders’ Meeting will take place on November 14, 2025 at 17:00 CET at the registered office of the Company (Technologielaan 15, 3001 Leuven). The deed will be digitally executed by notary Stijn Raes, with office at Kortrijksesteenweg 1147, 9051 Ghent. The Extraordinary Shareholders’ Meeting is convened to, among other things, discuss and decide on proposals to proceed with certain share capital movements (and related amendments to the articles of association) with a view to the potential buyback program, to grant the board of directors a new authorization for buybacks (and a related amendment to the articles of association), to make certain other amendments to the articles of association (including the introduction of double voting rights for certain shares) and adopt a new text of the articles of association, to approve the remuneration policy, to mandate the statutory auditor with the assurance of sustainability information, and to confirm the composition of the board of directors and the qualification of each director as independent, non-executive and/or executive. Certain of the proposed decisions are subject to condition precedent of and/or effective from the completion of the listing and/or the completion of transactions described in other proposed decisions. The Company will offer the possibility to attend the Extraordinary Shareholders’ Meeting electronically and will make it possible to vote by proxy (for holders of registered shares) or by voting form (for holders of ADSs). It is recommended that security holders who wish to exercise their right to ask questions in relation to the agenda items of the Extraordinary Shareholders’ Meeting do so in writing.

The convening notices and other documents pertaining to the Extraordinary Shareholders’ Meeting are available on Materialise's website at General Meetings | Materialise NV

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit www.materialise.com For additional information, please visit: www.materialise.com